Divakar Gupta

+1 212 479 6474

dgupta@cooley.com

February 12, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Julie Sherman

Vanessa Robertson

Alan Campbell

Celeste Murphy

Re:	Instil Bio, Inc.

Draft Registration Statement on Form S-1

Submitted January 12, 2021

CIK No. 0001789769

Ladies and Gentlemen:

On behalf of Instil Bio, Inc. (the “Company”), we are providing this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) Division of Corporation Finance contained in its letter, dated February 5, 2021 (the “Comment Letter”), relating to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on January 12, 2021 (the “Draft Registration Statement”).

The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Registration Statement”), which reflects changes made in response to certain of the comments contained in the Comment Letter.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

February 12, 2021 Page Two

Draft Registration Statement on Form S-1 submitted January 12, 2021

Our Pipeline, page 1

1.

Please revise your pipeline chart to include separate columns for Phase 2 and Phase 3 trials or tell us the basis for your belief that you will be able to conduct Phase 2/3 trials for all your product candidates. Please also shorten the ITIL-168 arrow for melanoma in the pipeline chart to reconcile with your disclosure elsewhere in the prospectus that you have not yet submitted an IND for this product candidate and revise the “Upcoming Milestones” column of your pipeline chart for ITIL-168 to reflect that your next milestone will be the submission of an IND, as discussed on page 5.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes that it is more appropriate to keep the column labeled “Phase 2/3” rather than include separate columns for Phase 2 and Phase 3 trials. Specifically, the Company believes that “Phase 2” applies to all of the product candidates listed in the table, whereas the label “Phase 3” may not be appropriate for certain of the product candidates listed, initially ITIL-168 for the treatment of melanoma. While the FDA and EMA generally rely on well designed and executed Phase 3 randomized controlled clinical trials that demonstrate positive safety and efficacy of a product candidate to support BLA or MAA approval, both the FDA and EMA acknowledge that there are situations where such clinical trials are not feasible operationally and ethically. Under these circumstances, evidence from early non-randomized clinical trials may be used to support approval when an investigational product candidate is observed to demonstrate substantial benefit over currently available therapies. As indicated in the FDA guidance titled “Clinical Trial Endpoints for the Approval of Cancer Drugs and Biologics,” in “settings where there is no available therapy and where major tumor regressions can be presumed to be attributed to the tested [product candidate], the FDA has sometimes accepted ORR and response duration observed in single-arm clinical trials as substantial evidence supporting accelerated approval[s].” A similar concept is also included in the EMA Guideline on Clinical Trials in Small Populations.

There are numerous examples in oncology where approval of new therapies has been granted based on single-arm clinical trials. For example, four CAR-T cell therapies that have received approval have been approved based on single-arm clinical trials. The FDA and EMA approved Kymriah for relapsed or refractory acute lymphoblastic leukemia based on a single-arm Phase 2 clinical trial with 68 treated patients and for relapsed or refractory diffuse large B-cell lymphoma based on a single-arm Phase 2 clinical trial with 106 treated patients. The FDA and EMA also approved Yescarta for relapsed or refractory diffuse large B-cell lymphoma based on a single-arm Phase 2 clinical trial with 101 treated patients. Tecartus was also approved by the FDA and EMA on the basis of the single arm, open label ZUMA-2 trial, evaluating 74 enrolled subjects with relapsed or refractory mantle cell lymphoma for overall response rate. Bristol-Myers Squibb also announced on March 31, 2020 the submission of a BLA for its product candidate, bb2121, based on a single-arm Phase 2 clinical trial in patients with relapsed or refractory multiple myeloma. The FDA also approved Bristol Myers Squibb’s Breyanzi for adults with relapsed or refractory diffuse large B-cell lymphoma, based on results of a pivotal Phase 1 clinical trial.

The Company plans to submit an IND for ITIL-168 and, if authorized to proceed, initiate a Phase 2 trial in patients with relapsed or refractory advanced melanoma in the first half of 2021. These patients typically have a very poor prognosis with no effective available therapies and the unmet medical need is high. In this patient population and with the results from the compassionate use program in the United Kingdom as disclosed in the Registration Statement, the Company intends to pursue approval based on overall response rate and duration of response from a single-arm clinical trial. The Company plans to follow a similar clinical development plan for its CoSTAR product candidates and any other TIL product candidates. Accordingly, the Company believes that including separate columns for Phase 2 and Phase 3 trials would not accurately represent the clinical development plan for its product candidates.

2.

We note your inclusion of an undisclosed program at the bottom of your pipeline chart. Given the status of development and the limited disclosure on pages 5 and 120 regarding this program, it seems premature to highlight this program prominently in your Summary pipeline table. Accordingly, please revise to remove this program from the Summary table or advise.

In response to the Staff’s comment, the Company has revised the pipeline chart on pages 2 and 100 of the Registration Statement to remove reference to the undisclosed program.

Prospectus Summary

Overview, page 1

3.

We note your statement that you are a “clinical-stage” biopharmaceutical company. However, your disclosure elsewhere indicates that you have not yet submitted an IND or conducted a clinical trial. Please revise here and throughout your document to remove your claim that you are “clinical-stage.”

The Company respectfully advises the Staff that it believes the term “clinical-stage” is appropriate as the Company has conducted clinical activities through the compassionate use program and has an active clinical license to continue to treat patients from the compassionate use program in the United Kingdom granted by the Medicines and Healthcare products Regulatory Agency.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

February 12, 2021 Page Three

4.	Please revise your disclosure in the first paragraph here and in Business to clarify, if true, that ITIL-168 was not administered in the compassionate use program.

The Company respectfully acknowledges the Staff’s comment and notes that the compassionate use program used a TIL product that was manufactured using a prior version of the ITIL-168 manufacturing process and has clarified the disclosure in its Registration Statement on pages 1, 2, 5, 6, 8, 17, 25, 88, 98, 99, 101, 102, 109 and 111 accordingly.

The Company notes that the compassionate use program was conducted between 2011 and 2019 originally by Cellular Therapeutics Limited, which changed its corporate name to Immetacyte Limited. In 2019, the TIL product from this compassionate use program was designated as UTIL-01 in conjunction with certain process improvements. In March 2020, the Company acquired Immetacyte Limited, including all rights to the product, data from the compassionate use program, the intellectual property related to the process to manufacture UTIL-01, as well as rights to reference the clinical data from the compassionate use program in the Company’s future regulatory filings. Following the acquisition, and prior to filing a clinical trial application related to the TIL program, the Company standardized the product name to ITIL-168 to more closely align the naming convention with the name of the Company: Instil Bio.

Pharmaceutical development of biological products, and particularly cell therapies, includes continuous process improvements that are carefully implemented in accordance with regulatory and compliance guidelines. As noted in International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use (ICH) guideline Q5E “Manufacturers of biotechnological/biological products frequently make changes to manufacturing processes of products both during development and after approval”. The TIL manufacturing process has been refined during the course of the compassionate use program, and since acquisition of the TIL program in connection with the Company’s acquisition of Immetacyte, the Company has made further improvements and plans to continuously improve the manufacturing process to facilitate its future clinical development, with a focus on commercialization. These improvements in the manufacturing process did not result in a different product between UTIL-01 and ITIL-168. Post-acquisition, the Company has aligned to the “ITIL-xxx” product naming convention.

5.

We note your disclosures in the Summary and throughout your document claiming that you are “rapidly” advancing your product candidates and that you will be able to “accelerate” the development and regulatory approval of ITL-168. Please remove these statements or revise to provide appropriate context so that these statements do not imply that you will be successful in developing and progressing your product candidates in a rapid or accelerated manner.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

February 12, 2021 Page Four

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 6, 88, 98, 99, 100, 101, 102 and 105 of the Registration Statement to remove references to “rapidly” and “accelerate”.

6.

We note your use of the term “high unmet medical need” here and elsewhere in the document. Such a term might imply that your products are eligible for fast track designation or priority review granted by the FDA for products that treat certain serious unmet medical needs. Please remove your use of this term throughout or otherwise please explain why you believe use of this term is appropriate.

The Company respectfully acknowledges the Staff’s concern regarding the use of “high unmet medical need” and has revised the disclosure on pages 1, 6, 88, 102 and 116 of the Registration Statement to reflect that the tumor types referenced have a “significant unmet medical need.” The Company believes this is accurate because, as discussed on page 116 of the Registration Statement, despite recent progress in the treatment of these diseases, some patients develop resistance to the current standard of care and in 2019, the annual mortality of NSCLC, HNSCC and cervical cancers in the U.S. surpassed 120,000, 10,000, and 4,000, respectively.

Our Strengths, page 2

7.

We note your discussion of the compassionate use program involving the administration of TIL products similar to ITIL-168 for the treatment of refractory melanoma. Please revise your disclosure here and elsewhere in the document where the results of the compassionate use program are described to clarify that the results from this program do not provide a guarantee that ITIL-168 will be deemed to be safe or effective for the treatment of melanoma or additional indications, and that extensive clinical testing and regulatory approval will be required before ITIL-168 can be commonly prescribed for the treatment of melanoma.

In response to the Staff’s comment, the Company has added disclosure on pages 2, 99 and 114 of the Registration Statement.

•	In your revisions, please disclose how ORR, CR and DCR were measured and the time periods used for the assessments.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

February 12, 2021 Page Five

In response to the Staff’s comment, the Company has added disclosure on pages 2 and 112 of the Registration Statement.

•	Please also revise to disclose that 10 of the 21 patients in the program died from complications arising from disease progression, as indicated on page 114.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 99 of the Registration Statement.

•

In addition, please revise to avoid characterizing the results of the program as “compelling” or “positive” as this may create an inference that your product is more likely to be found safe and effective, which is a determination solely in the authority of regulatory agencies such as the FDA.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 6, 99, 101, 102, 109 and 115 of the

Registration Statement.

Our Product Candidate, page 4

8.

Please explain to us why you are using ITIL-168 for your planned Phase 2 clinical trial, rather than the TIL products that were administered in the compassionate use program. In your explanation, please also tell us why it is appropriate to summarize the results of the compassionate use program in your prospectus given that your disclosure indicates that ITIL-168 was not administered pursuant to this program.

The Company respectfully acknowledges the Staff’s comment and directs the Staff to the Company’s response to comment 4 above. As stated earlier, the product from the compassionate use program used an earlier process version of the ITIL-168 manufacturing process but it does not signify a different product. As a result, the Company believes presentation of the results of the compassionate use program in its prospectus to be relevant and important for investors to understand the clinical outcome of the ITIL-168 manufacturing process.

9.

We note your statement that you believe that your Phase 2 clinical trial of ITIL-168 in melanoma could support a BLA submission. Please revise to briefly discuss the basis for your belief that you will be able to submit a BLA for ITIL-168 without conducting a Phase 3 clinical trial.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

February 12, 2021 Page Six

The Company acknowledges the Staff’s comment and respectfully advises the Staff to refer to its response to comment 1 above with respect to the basis of its belief that it will be able to submit a BLA for ITIL-168 without conducting a Phase 3 clinical trial.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 8

10.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

February 12, 2021 Page Seven

The Company respectfully acknowledges the Staff’s comment and will supplementally provide to the Staff, under separate cover, copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone the Company authorized to on its behalf, presented to potential investors in reliance of Section 5(d) of the Securities Act.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Common Stock Valuation, page 95

11.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

The Company respectfully acknowledges the Staff’s comment. Once an estimated price range has been determined, the Company will supplementally provide the Staff with an analysis explaining the reasons for any differences between the recent valuations of its common stock leading up to the initial public offering and the estimated offering price.

Business

Our Pipeline, page 101

12.	We note your statement that CoStAR+ T cells demonstrated markedly increased activity in preclinical studies. Please revise your disclosure to provide the comparison basis for this statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 6, 101, 102 and 116 of the Registration Statement.

Our TIL Manufacturing Process, page 108

13.

Please revise this subsection to discuss your reliance on sole source vendors mentioned on page 38. To the extent you are substantially dependent on any agreements with these parties, please identify them, describe the material terms of such agreements and file the agreements as exhibit. If you believe you are not substantially dependent on the agreements, please provide us with an analysis supporting your belief.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

February 12, 2021 Page Eight

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it does not believe that it is substantially dependent on the agreements with any of these parties. The Company has not entered into supply or other continuing agreements dictating or binding the terms of the Company’s relationship with and reliance on these parties. Rather, the Company purchases various supplies under separate, standalone purchase orders. Thus, the Company is not committed to supply agreements with most of its suppliers for a material amount of time and only enters into supply agreements to drive supplier performance and commitment. The Company also continues to identify alternative suppliers for each of its components as part of its overall risk management strategy and believes that it could find such alternative suppliers on a timely basis and on similar terms as its current suppliers.

Moreover, Item 601(b)(10) of Regulation S-K requires the filing of material contracts not made in the ordinary course of business that are to be performed in whole or in part at or after the filing of the Draft Registration Statement. Item 601(b)(10)(ii)(B) of Regulation S-K provides that if an agreement is such as ordinarily accompanies the kind of business conducted by the issuer, it will be deemed to be made in the ordinary course of business, and therefore need not be filed unless the agreement is one upon which a registrant’s business is “substantially dependent.” Even in instances where the Company is party to a supply agreement, the Company believes that such agreement would be deemed to be made in the ordinary course of business. Further, there are no minimum purchase amounts or other exclusivity requirements under such agreements, and these agreements also include termination provisions and provisions that allow the Company to elect not to renew the agreement. Additionally, for all material components, the Company believes that alternative suppliers are available and could be engaged in a reasonable period of time if necessary. Moreover, the Company strives to manage the potential short-term supply disruption risk via robust risk mitigation strategies i.e. setting minimum inventory stock levels, qualifying alternate materials, and establishing supplier performance metrics.

14.

We note your statement that you are deploying a team to staff regional processing hubs located near major treatment centers. Please revise to disclose how many of these hubs are currently active and whether you own or lease these facilities.

The Company respectfully advises the Staff that the Company is in the process of establishing regional process hubs. Accordingly, in response to the Staff’s comment, the Company has revised the disclosure on page 107 of the Registration Statement.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

February 12, 2021 Page Nine

Safety, page 114

15.

Please revise your description of the adverse events observed after TIL infusion to disclose how many adverse events were linked to treatment and whether there were any serious adverse events that were linked to treatment.

In response to the Staff’s comment, the Company has added additional disclosure regarding adverse events on page 115 of the Registration Statement.

Intellectual Property, page 122

16.	Please revise to include the jurisdictions of your foreign patent applications.

In response to the Staff’s comment, the Company has added the jurisdictions of its foreign patent applications on page 124 of the Registration Statement.

* * * *

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

February 12, 2021 Page Ten

Please direct any questions or further comments concerning the Registration Statement or this response letter to either the undersigned at (212) 479-6474 or Madison Jones of Cooley LLP at (202) 728-7087.

Sincerely,

/s/ Divakar Gupta

Divakar Gupta

cc:	Bronson Crouch, Instil Bio, Inc.

Sandeep Laumas, Instil Bio, Inc.

Nathan Ajiashvili, Latham & Watkins LLP

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com